September 22, 2011

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated September 27, 2010 regarding the sale of shares of the Heartland International Small Cap Fund, a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay & Appleton, WI; and Washington, DC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.